ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated August 10, 2012

Optimization

JPMorgan Chase & Co. Trigger Digital Optimization Securities

Linked to an equally weighted basket of currencies relative to the U.S. dollar due on or about August 25, 2015

Investment Description

Trigger Digital Optimization Securities are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. ("JPMorgan Chase") (each a "Security" and collectively the "Securities") linked to the performance of an equally weighted basket (the "Basket") consisting of the Brazilian real ("BRL"), the Russian ruble ("RUB"), the Indian rupee ("INR") and the Chinese renminbi ("CNY") (each, a "Reference Currency" and collectively the "Reference Currencies"), each relative to the U.S. dollar ("USD"). If the Basket Return is zero or positive (overall the Reference Currencies remain flat or appreciate relative to the USD), JPMorgan Chase will repay your principal amount at maturity *plus* pay a return equal to the Digital Return, regardless of the Basket's appreciation. If the Basket Return is negative (overall the Reference Currencies depreciate relative to the USD) and the Ending Basket Level is equal to or greater than the Trigger Level, JPMorgan Chase will make a cash payment at maturity equal to the principal amount of your Securities. However, if the Basket Return is negative and the Ending Basket Level is less than the Trigger Level, JPMorgan Chase will pay you less than the full principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the level of the Basket from the Trade Date to the Final Valuation Date, but, in no event will the payment at maturity be less than zero. All Spot Rates in this free writing prospectus are expressed as the number of the applicable Reference Currency per one U.S. dollar. **Investing in the Securities involves significant risks. You may lose some or all of your principal amount. You will not receive interest payments during the term of the Securities. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❒ **Digital Return Feature:** If the Basket Return is zero or positive, JPMorgan Chase will repay the principal amount at maturity *plus* a return equal to the Digital Return, regardless of the appreciation of the Basket. If the Basket Return is negative, investors may be exposed to the percentage decline in the Basket at maturity.

❒ **Contingent Repayment of Principal Amount at Maturity:** If the Basket Return is negative and the Ending Basket Level is equal to or greater than the Trigger Level, JPMorgan Chase will repay the full principal amount at maturity. However, if the Ending Basket Level is less than the Trigger Level, JPMorgan Chase will pay less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the level of the Basket from the Trade Date to the Final Valuation Date but, in no event, will the payment at maturity be less than zero. You may lose some or all of your principal amount. The contingent repayment of principal applies only if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

❒ **Exposure to Foreign Currencies:** The Securities provide an opportunity to diversify your portfolio through exposure to the Reference Currencies.

Key Dates

Trade Date[1]	August 20, 2012
Settlement Date[1]	August 23, 2012
Final Valuation Date[2]	August 20, 2015
Maturity Date[2]	August 25, 2015

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 3-I.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-10 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. 3-I BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Securities Offering

We are offering Trigger Digital Optimization Securities linked to the performance of an equally weighted basket of currencies relative to the U.S. dollar. The return on the Securities at maturity will be determined by the performance of the Reference Currencies relative to the U.S. dollar. The Securities are offered at a minimum investment of 100 Securities at the price to public described below. The Digital Return will be determined on the Trade Date. The actual Digital Return will not be less than the bottom of the range listed below, but you should be willing to invest in the Securities if the Digital Return is set at the bottom of that range.

Reference Currencies and Reference Currency Weight	Starting Basket Level	Digital Return	Trigger Level	CUSIP	ISIN
BRL — 25% RUB — 25% INR — 25% CNY — 25%	100	52% to 57%	85, which is equal to 85% of the Starting Basket Level	**48126E792**	**US48126E7922**

See "Additional Information about JPMorgan Chase & Co. and the Securities" in this free writing prospectus. The Securities will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. 3-I dated November 14, 2011 and this free writing prospectus. *The terms of the Securities as set forth in this free writing prospectus, to the extent they differ or conflict with those set forth in product supplement no. 3-I, will supersede the terms set forth in product supplement no. 3-I.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. 3-I. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to an equally weighted basket of currencies relative to the U.S. dollar		$10		$0.25		$9.75

[1] The price to the public includes the estimated cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-24 of the accompanying product supplement no. 3-I.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission for sales of the Securities to brokerage accounts that will depend on market conditions on the Trade Date. In no event will the commission received by UBS for brokerage account sales exceed $0.25 per $10 principal amount Security. UBS will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution" on the last page of this free writing prospectus.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Securities

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 3-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Securities are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. **This free writing prospectus, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-I, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. 3-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this free writing prospectus, the "Issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your principal amount and are willing to make an investment that may have the same downside market risk as an investment in the Basket.

♦ You seek an investment with a return linked to the performance of an equally weighted Basket consisting of the Brazilian real, Russian ruble, Indian rupee and Chinese renminbi relative to the U.S. dollar.

♦ You believe that the level of the Basket will remain flat or will increase, but not by a greater percentage than the Digital Return.

♦ You understand and accept that you will not participate in any appreciation of the Basket and your potential return is limited by the Digital Return, which will be set on the Trade Date, regardless of the Basket's appreciation.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside value fluctuations of the Basket.

♦ You would be willing to invest in the Securities if the Digital Return were set equal to the bottom of the range indicated on the cover hereof (the actual Digital Return will be set on the Trade Date and will not be less than the bottom of the range listed on the cover).

♦ You do not seek current income from this investment.

♦ You are willing and able to hold the Securities to maturity, a term of approximately 3 years.

♦ You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS") is willing to trade the Securities.

♦ You are willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your principal amount and are unwilling to make an investment that may have the same downside market risk as an investment in the Basket.

♦ You do not seek an investment with a return linked to the performance of an equally weighted Basket consisting of the Brazilian real, Russian ruble, Indian rupee and Chinese renminbi relative to the U.S. dollar.

♦ You believe that the level of the Basket will decrease, or increase by a greater percentage than the Digital Return.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You seek an investment that participates in the full appreciation of the Basket or that has unlimited return potential.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside value fluctuations of the Basket.

♦ You would not be willing to invest in the Securities if the Digital Return were set equal to the bottom of the range indicated on the cover hereof (the actual Digital Return will be set on the Trade Date and will not be less than the bottom of the range listed on the cover).

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment.

♦ You are unable or unwilling to hold the Securities to maturity, a term of approximately 3 years, or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. 3-I for risks related to an investment in the Securities.

Indicative Terms	

Issuer	JPMorgan Chase & Co.
Issue Price	$10.00 per Security for brokerage accounts; $9.75 per Security for certain advisory accounts (subject to a minimum of 100 Securities).
Principal Amount	$10 per Security. The payment at maturity will be based on the principal amount per Security.
Term[1]	Approximately 3 years
Basket	The Securities are linked to the performance of an equally weighted basket (the "Basket") of currencies relative to the U.S. dollar. The currencies included in the Basket (each a "Reference Currency"), along with their respective weightings, are set forth below:

Reference Currency	Reference Currency Weight
Brazilian real ("BRL")	25%
Russian ruble ("RUB")	25%
Indian rupee ("INR")	25%
Chinese renminbi ("CNY")	25%

Digital Return	The Digital Return is expected to be between 52% and 57%. The actual Digital Return will be determined on the Trade Date. **You should be willing to invest in the Securities if the Digital Return were set equal to the bottom of the range set forth above.**
Trigger Level	85, which is equal to 85% of the Starting Basket Level
Payment at Maturity (per $10 principal amount Security)	**If the Basket Return is zero or positive,** we will pay you a cash payment at maturity per $10 principal amount Security equal to $10 *plus* a return equal to the Digital Return, calculated as follows: $$\$10 \times (1 + \text{Digital Return})$$ **If the Basket Return is negative and the Ending Basket Level is equal to or greater than the Trigger Level,** we will pay you a cash payment at maturity per $10 principal amount Security equal to $10. **If the Basket Return is negative and the Ending Basket Level is less than the Trigger Level,** we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security, resulting in a loss on your principal amount proportionate to the negative Basket Return, equal to: $$\$10 \times (1 + \text{Basket Return})$$ In no event, however, will the payment at maturity be less than zero.
Basket Return	$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level	Set equal to 100 on the Trade Date
Ending Basket Level[2]	The Basket Closing Level on the Final Valuation Date
Basket Closing Level	The Basket Closing Level on any relevant day will be calculated as follows: $$100 \times [1 + (\text{BRL Return} \times 25\%) + (\text{RUB Return} \times 25\%) + (\text{INR Return} \times 25\%) + (\text{CNY Return} \times 25\%)]$$ The BRL Return, RUB Return, INR Return and CNY Return are the Reference Currency Returns of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively, as described in Reference Currency Return below.
Reference Currency Return	The Reference Currency Return with respect to each Reference Currency reflects the performance of that Reference Currency relative to the U.S. dollar, calculated as follows: $$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$ **Because the Reference Currency Return for each Reference Currency is calculated pursuant to the formula above, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, however, any positive return at maturity will be limited to the Digital Return. In addition, there is no limit to the potential downside Reference Currency performance, but in no event will the payment at maturity be less than zero** *Please see "Hypothetical Examples" in this free writing prospectus for more information.*
Starting Spot Rate	The Starting Spot Rate of each Reference Currency is expressed as a number of units of the applicable Reference Currency per U.S. dollar, which will be determined on the Trade Date and will be (a) the Spot Rate of that Reference Currency on the Trade Date, determined as specified under "— Spot Rate" below, or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially reasonable manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate of each Reference Currency in good faith, such discretion could have an impact (positive or negative) on the value of your Securities. The calculation agent is under no obligation to consider your interests as a holder of the Securities in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency, that might affect the value of your Securities. For information about the risks related to this discretion, see "Key Risks — Risks Relating to the Securities Generally — Potential Conflicts" in this free writing prospectus.
Ending Spot Rate	With respect to a Reference Currency, the Spot Rate of that Reference Currency on the Final Valuation Date.
Spot Rate	The Spot Rate of each Reference Currency on any relevant day is expressed as a number of units of the applicable Reference Currency per U.S. dollar and is equal to the Reference Currency per U.S. dollar exchange rate as reported by Reuters Group PLC ("Reuters") on the page set forth below at the applicable time set forth below on that day.

Reference Currency	Reuters Page and Applicable Time
BRL	BRFR (offer rate) at approximately 6:00 p.m., São Paulo time
RUB	EMTA between 12:00 and 12:30 p.m., Moscow time
INR	RBIB at approximately 12:30 p.m., Mumbai time
CNY	SAEC at approximately 9:15 a.m., Beijing time

Currency Business Day	A currency business day, with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the applicable Reference Currency (with respect to the Brazilian real, São Paulo, Brazil; with respect to the Russian ruble, Moscow, Russia; with respect to the Indian rupee, Mumbai, India; and with respect to the Chinese renminbi, Beijing, China) and (b) banking institutions in The City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

[1] See footnote 1 under "Key Dates" on the front cover
[2] See footnote 2 under "Key Dates" on the front cover

Investment Timeline	



Trade Date: The Starting Spot Rate for each Reference Currency is determined, the Starting Basket Level is set equal to 100 and the Digital Return is set.

Maturity Date: The Ending Spot Rate for each Reference Currency is determined on the Final Valuation Date, and the Ending Basket Level and Basket Return are calculated.

If the Basket Return is zero or positive, we will pay you a cash payment at maturity per $10 principal amount Security equal to $10 *plus* a return equal to the Digital Return, calculated as follows:

$$\$10 \times (1 + \text{Digital Return})$$

If the Basket Return is negative and the Ending Basket Level is equal to or greater than the Trigger Level, we will pay you a cash payment at maturity per $10 principal amount Security equal to $10.

If the Basket Return is negative and the Ending Basket Level is less than the Trigger Level, we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security, resulting in a loss on your principal amount proportionate to the negative Basket Return, equal to:

$$\$10 \times (1 + \text{Basket Return})$$

In no event, however, will the payment at maturity be less than zero.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Securities?

TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" and in particular the subsection thereof entitled "—Notes Treated as Open Transactions That Are Not Debt Instruments" in the accompanying product supplement no. 3-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Securities.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Securities as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your Securities will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). Foreign currency losses are potentially subject to certain reporting requirements. However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a Security, all gain or loss you recognize on a sale or exchange of that Security should be treated as long-term capital gain or loss, assuming that you have held the Security for more than one year. A Section 988 Election with respect to a Security is made by (a) clearly identifying the Security on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the Securities, in which case the timing and character of any income or loss on the Securities could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the Securities is properly treated as a debt instrument denominated in a foreign currency. The Securities are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Securities for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by the notice and revenue ruling described above.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 3-I. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

Risks Relating to the Securities Generally

♦ **Your Investment in the Securities May Result in a Loss:** The Securities differ from ordinary debt securities in that JPMorgan Chase will not necessarily repay the full principal amount of the Securities. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative. If the Basket Return is negative and the Ending Basket Level is less than the Trigger Level, you will be fully exposed to any decline in the level of the Basket from the Starting Basket Level to the Ending Basket Level and JPMorgan Chase will repay less than the full principal amount at maturity, resulting in a loss of principal that is proportionate to the decline in the negative Basket Return, but, in no event will the payment at maturity be less than zero. Under these circumstances, you will lose 1% of your principal for every 1% that the Ending Basket Level is less than the Starting Basket Level and could lose up to your entire principal amount. As a result, your investment in the Securities may not perform as well as an investment in a security that does not have the potential for full downside exposure to the Basket.

♦ **Contingent Repayment of Principal Applies Only If You Hold the Securities to Maturity:** If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss relative to the principal amount even if the level of the Basket is above the Trigger Level. If the Basket Return is negative, at maturity the Issuer will either repay your principal amount, or, if the Ending Basket Level is less than the Trigger Level, JPMorgan Chase will repay less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the level of the Basket from the Trade Date to the Final Valuation Date but, in no event, will the payment at maturity be less than zero. This contingent repayment of principal applies only if you hold your Securities to maturity.

◆ **The Digital Return Applies Only if You Hold the Securities to Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Digital Return or the Securities themselves, and the return you realize may be less than the Basket Return even if that return is positive and less than the Digital Return. You can receive the full benefit of the Digital Return from us only if you hold your Securities to maturity.

◆ **The Probability That the Ending Basket Level Will Be Less Than the Trigger Level on the Final Valuation Date Will Depend on the Volatility of the Basket:** "Volatility" refers to the frequency and magnitude of changes in the level of the Basket. Greater expected volatility with respect to the Basket reflects a higher expectation as of the Trade Date that the level of the Basket could close below the Trigger Level on the Final Valuation Date, resulting in the loss of some or all of your investment. In addition, the Digital Return is set on the Trade Date and depends in part on this expected volatility. However, the Basket's volatility can change significantly over the term of the Securities. The level of the Basket could fall sharply, which could result in a significant loss of principal.

◆ **Credit Risk of JPMorgan Chase & Co.:** The Securities are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Securities are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Securities and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the Securities. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

◆ **The Appreciation Potential of the Securities Is Limited by the Digital Return:** The appreciation potential of the Securities is limited by the Digital Return, which will be set on the Trade Date. If the Basket Return is zero or positive, at maturity the Issuer will repay your principal amount, plus a return equal to the Digital Return. Accordingly, the appreciation potential of the Securities will be limited by the Digital Return, regardless of the appreciation in the level of the Basket, which may be significant.

◆ **The Reference Currency Returns Are Subject to an Embedded Maximum of 100%:** Because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, the Reference Currency Returns are subject to an embedded maximum. In no event will any Reference Currency Return be greater than 100%. Regardless, the upside potential for the Securities is limited by the Digital Return.

◆ **No Periodic Interest Payments:** You will not receive any periodic interest payments on the Securities.

◆ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Securities and the value of the Securities. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Securities declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 3-I for additional information about these risks.

For example, one of the duties of JPMS, as calculation agent involves determining the Starting Spot Rates in the manner set forth in "Indicative Terms" herein. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Securities. The calculation agent is under no obligation to consider your interests as a holder of the Securities in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your Securities. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the Trade Date. If the Starting Spot Rate for any Reference Currency as determined by the calculation agent exceeds that reflected in the publicly available information, such Reference Currency must achieve a higher level for you to receive the Digital Return at maturity or avoid a loss of your principal amount at maturity. JPMS will not have any obligation to consider your interests as a holder of the Securities in making this determination.

◆ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Securities Prior to Maturity:** While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS's commission for sales to brokerage accounts and the estimated cost of hedging our obligations under the Securities. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's brokerage account commissions and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Securities" below. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **The Method of Calculating the Reference Currency Returns Will Diminish Any Appreciation of the Reference Currencies and Magnify Any Depreciation of the Reference Currencies Relative to the U.S. Dollar:** The payment at maturity on the Securities, including whether you will receive the Digital Return, is not determined based on a quadratic return, in U.S. dollar terms, on the performance of the Reference Currencies relative to the U.S. dollar. A quadratic return in U.S. dollar terms reflects the return that would be achieved by converting the principal amount of the Securities from U.S. dollars into the Reference Currencies at the Starting Spot Rate on the Trade Date and then, on the Final Valuation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, whether you will receive the Digital Return at maturity and if not, your payment at maturity subject to the Trigger Level, will be determined by reference to the Reference Currency Return formula set forth in this free writing prospectus, which does not reflect a quadratic return in U.S. dollar terms.

For example, if the Reference Currency were the Brazilian real, under the Reference Currency Return formula, an appreciation from a hypothetical Starting Spot Rate of 2.00 Brazilian reais per U.S. dollar to a hypothetical Ending Spot Rate of 1.80 Brazilian reais per U.S. dollar would yield a Reference Currency Return of 10.00%. By contrast, if the same return were calculated using a quadratic return, the return would be 11.11%. Conversely, under the Reference Currency Return formula, a depreciation from a hypothetical Starting Spot Rate of 2.00 Brazilian reais per U.S. dollar to a hypothetical Ending Spot Rate of 2.20 Brazilian reais per U.S. dollar would yield a Currency Return of -10.00%, while under a quadratic return the return would be -9.09%.

Under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a quadratic return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a quadratic return. The diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the Reference Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the Reference Currency Return decreases. As a result of the embedded maximum return for each Reference Currency and the diminished positive Reference Currency Returns and magnified negative Reference Currency Returns caused by the Reference Currency Return formula as compared to a quadratic return, depreciation in one or more Reference Currencies may not be offset by appreciation in the other Reference Currencies, even significant appreciation. Accordingly, you may be less likely to receive the Digital Return at maturity or if you are not entitled to the Digital Return, your payment at maturity may be less than if you had invested in similar Securities that use only the quadratic method for calculating currency returns.

♦ **Movements In the Exchange Rates of the Reference Currencies Relative to the U.S. Dollar May Be Highly Correlated:** Because the performance of the Basket is determined by the performances of the Reference Currencies relative to the U.S. dollar, your Securities will be exposed to currency exchange rate risk with respect to Brazil, Russia, India and China (the "Reference Currency Countries") and the United States. High correlation of movements in the exchange rates of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not be correlated. See the immediately following risk factor for more information.

♦ **Changes In the Exchange Rates of the Reference Currencies Relative to the U.S. Dollar May Offset Each Other:** Movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rate of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rate of one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Reference Currencies relative to the U.S. dollar. Because each Reference Currency Return is subject to an embedded maximum return of 100%, which, due to the same Reference Currency Return equation results in there being no downside limit to the performance of a Reference Currency and due to the magnifying effect on depreciation and diminishing effect on appreciation of a Reference Currency created by the same Reference Currency Return equation, a significant depreciation by one Reference Currency relative to the U.S. dollar may result in a loss of some or all of your principal amount at maturity, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar.

♦ **The Securities Might Not Pay As Much as a Direct Investment in the Reference Currencies:** You may receive a lower payment at maturity than you would have received if you had invested directly in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

♦ **The Securities Are Subject to Currency Exchange Risk:** Foreign currency exchange rates vary over time, and may vary considerably during the term of the Securities. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

♦ existing and expected rates of inflation;

♦ existing and expected interest rate levels;

♦ the balance of payments in the Reference Currency Countries and the United States, and between each country and its major trading partners;

♦ the monetary policies of the Reference Currency Countries and the United States, especially as related to the supply of money;

♦ political, civil or military unrest in the Reference Currency Countries and the United States; and

♦ the extent of governmental surplus or deficit in the Reference Currency Countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries and the United States, and those of other countries important to international trade and finance.

♦ **Governmental Intervention Could Materially and Adversely Affect the Value of the Securities:** Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. In particular, the Chinese government currently manages the valuation of the Chinese renminbi, and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the Spot Rate of the Chinese renminbi. However, changes in the Chinese government's management of the Chinese renminbi could result in a more significant movement in the Spot Rate of the Chinese renminbi, which could adversely affect the value of the Securities. Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Securities is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

♦ **Because the Reference Currencies Are Emerging Markets Currencies, the Basket Is Subject to An Increased Risk of Significant Adverse Fluctuations:** The Securities are linked to the performance of an equally weighted Basket of four emerging markets currencies, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the Securities. Global events, even if not directly applicable to the Reference Currency Countries or their respective currencies, may increase volatility or adversely affect the Reference Currency Returns and the value of your Securities.

♦ **Legal and Regulatory Risks** — Legal and regulatory changes could adversely affect foreign exchange rates. In addition, many government agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to foreign exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, on the value of the Securities.

♦ **Currency Markets May be Volatile** — Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign exchange rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Securities could be affected by action of the governments of the Reference Currencies. These factors may affect the value of the Reference Currencies relative to the U.S. dollar and the value of your Securities in varying ways, and different factors may cause the values of the Reference Currencies, as well as the volatility of their exchange rates, to move in inconsistent directions at inconsistent rates.

♦ **If the Liquidity of the Reference Currencies Is Limited, the Value of the Securities Would Likely Be Impaired:** Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Ending Spot Rate for each Reference Currency, and therefore, on the return on your Securities. Limited liquidity relating to any Reference Currency may also result in the calculation agent being unable to determine the Reference Currency Returns, and therefore the Basket Return, using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

♦ **Even Though the Reference Currencies and the U.S. Dollar Trade Around-the-Clock, the Securities Will Not:** Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the Securities, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Securities. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

♦ **Currency Exchange Risks Can Be Expected to Heighten In Periods of Financial Turmoil:** In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the Securities and your return on your investment in the Securities at maturity.

♦ **Lack of Liquidity:** The Securities will not be listed on any securities exchange. JPMS intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which JPMS is willing to buy the Securities.

♦ **Hedging and Trading in the Reference Currencies and the U.S. Dollar:** While the Securities are outstanding, we or any of our affiliates may carry out hedging activities related to the Securities, including in the Reference Currencies, the U.S. dollar or instruments related to the Reference Currencies or the U.S. dollar. We or our affiliates may also trade in the Reference Currencies, the U.S. dollar and instruments related to the Reference Currencies and the U.S. dollar from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Securities could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Securities declines.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates:** JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to a Reference Currency or the U.S. dollar) that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Reference Currencies or the U.S. dollar and could affect the value of the Reference Currencies or the U.S. dollar, and therefore the market value of the Securities.

♦ **Tax Treatment:** Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on Market Price of Reference Currencies or the U.S. dollar:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Reference Currencies, the U.S. dollar and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Reference Currencies or the U.S. dollar may adversely affect the exchange rates of the Reference Currencies relative to the U.S. dollar and, therefore, the market value of the Securities.

♦ **Market Disruptions May Adversely Affect Your Return:** The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining any relevant Spot Rate on the Final Valuation Date, calculating the Basket Return and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Securities, it is possible that the Final Valuation Date and the Maturity Date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events — Market Disruption Events for Reference Currencies and the Base Currency" in the accompanying product supplement no. 3-I.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities:** In addition to the value of the Reference Currencies relative to the U.S. dollar and interest rates on any trading day, the value of the Securities will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 3-I.

Hypothetical Examples

The tables and examples below illustrate the hypothetical payment at maturity under different hypothetical scenarios for a $10 principal amount Security for a hypothetical range of Basket Returns, reflect the Trigger Level of 85 and assume a Digital Return of 52%. The actual Digital Return will be determined on the Trade Date and will not be less than 52% or greater than 57%. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a holder of the Securities. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

Ending Basket Level	Hypothetical Basket Return	Payment at Maturity	Total Return on the Securities Issued at $10.00[1]	Total Return on the Securities Issued at $9.75[2]
170.00	70.00%	$15.20	52.00%	55.90%
160.00	60.00%	$15.20	52.00%	55.90%
150.00	50.00%	$15.20	52.00%	55.90%
140.00	40.00%	$15.20	52.00%	55.90%
130.00	30.00%	$15.20	52.00%	55.90%
120.00	20.00%	$15.20	52.00%	55.90%
110.00	10.00%	$15.20	52.00%	55.90%
105.00	5.00%	$15.20	52.00%	55.90%
101.00	1.00%	$15.20	52.00%	55.90%
100.00	0.00%	$15.20	52.00%	55.90%
95.00	-5.00%	$10.00	0.00%	2.56%
90.00	-10.00%	$10.00	0.00%	2.56%
85.00	-15.00%	$10.00	0.00%	2.56%
80.00	-20.00%	$8.00	-20.00%	-17.95%
70.00	-30.00%	$7.00	-30.00%	-28.21%
60.00	-40.00%	$6.00	-40.00%	-38.46%
50.00	-50.00%	$5.00	-50.00%	-48.72%
40.00	-60.00%	$4.00	-60.00%	-58.97%
30.00	-70.00%	$3.00	-70.00%	-69.23%
20.00	-80.00%	$2.00	-80.00%	-79.49%
10.00	-90.00%	$1.00	-90.00%	-89.74%
0.00	-100.00%	$0.00	-100.00%	-100.00%
-25.00	-125.00%	$0.00	-100.00%	-100.00%

[1] This "Total Return on the Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security to the purchase price of $10 per Security for all brokerage account holders.

[2] This "Total Return on the Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security to the purchase price of $9.75 per Security, which is the purchase price for investors in advisory accounts. See "Supplemental Plan of Distribution" on the last page of this free writing prospectus.

Because you will receive a return equal to the Digital Return if the Basket Return is zero or positive, the return on the Securities at maturity is capped at the Digital Return, regardless of the appreciation of the Basket, which could be significant. Because each Reference Currency Return is calculated pursuant to the formula set forth in "Indicative Terms," there is no comparable limit on the negative performance of a Reference Currency Return or the Basket Return. However, in no event will the payment at maturity be less than zero.

The following table illustrates hypothetical Reference Currency Returns at maturity for one Reference Currency, the Brazilian real relative, to the U.S. dollar calculated for a hypothetical range of Ending Spot Rates and assuming a Starting Spot Rate of 2.00. The actual Starting Spot Rate will be determined on the Trade Date and the Ending Spot Rate may be higher than 5.75. Your return on the Securities will be based on the Basket Return, which is determined using the Reference Currency Returns for each Reference Currency as described in "Indicative Terms" herein. The following results are based solely on the hypothetical example cited.

Hypothetical Ending Spot Rate	Reference Currency Return
5.75	-187.50%
5.50	-175.00%
5.25	-162.50%
5.00	-150.00%
4.75	-137.50%
4.50	-125.00%
4.25	-112.50%
4.00	-100.00%
3.75	-87.50%
3.50	-75.00%
3.25	-62.50%
3.00	-50.00%
2.75	-37.50%
2.50	-25.00%
2.25	-12.50%
2.00	0.00%
1.75	12.50%
1.50	25.00%
1.25	37.50%
1.00	50.00%
0.75	62.50%
0.50	75.00%
0.25	87.50%
0.00	100.00%

The Ending Spot Rate for each Reference Currency cannot be below zero, however there is no comparable upside limitation. Accordingly, because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside. However, any positive return at maturity will be limited to the Digital Return. In no event will the payment at maturity be less than zero.

Hypothetical Examples:

The following payment examples for the Securities show scenarios for the payment at maturity on the Securities, illustrating positive and negative Basket Returns reflecting either correlated or offsetting appreciation and depreciation in the Reference Currencies relative to the U.S. dollar. The following examples are based on the Trigger Level of 85, a hypothetical Digital Return of 52% (which will be determined on the Trade Date and will not be less than 52% or greater than 57%), as well as hypothetical Starting Spot Rates (the actual value of each will be determined on the Trade Date) and Ending Spot Rates (which will be determined on the Final Valuation Date). The hypothetical Starting Spot Rate and Ending Spot Rate values have been chosen arbitrarily for the purpose of illustration only, and should not be taken as indicative of the future performance of any Reference Currency relative to the U.S. dollar.

Example 1: As of the Final Valuation Date, all Reference Currencies strengthen against the U.S. dollar. (This occurs when the Ending Spot Rate decreases from the Starting Spot Rate, reflecting a fewer number of units of the Reference Currency per U.S. dollar.)

Step 1: Calculate the Reference Currency Return for each of the Reference Currencies.

Reference Currency	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Hypothetical Reference Currency Return
BRL	2.00	1.88	6.00%
RUB	32.00	29.44	8.00%
INR	55.00	52.25	5.00%
CNY	6.35	6.1595	3.00%

The Reference Currency Return for each Reference Currency is calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

Step 2: Calculate the Ending Basket Level.

The Ending Basket Level is calculated as follows:

$$100 \times [1 + (6.00\% \times 25\%) + (8.00\% \times 25\%) + (5.00\% \times 25\%) + (3.00\% \times 25\%)] = 105.50$$

Step 3: Calculate the Basket Return.

The Basket Return is calculated as follows:

$$(\text{Ending Basket Level} - \text{Starting Basket Level}) / \text{Starting Basket Level} = (105.50 - 100) / 100 = 5.50\%$$

Step 4: Calculate the payment at maturity.

Because the Basket Return of 5.50% is positive, JPMorgan Chase will pay a payment at maturity calculated as follows per $10 principal amount Security:

$$\$10 + (\$10 \times \text{Digital Return})$$
$$\$10 + (\$10 \times 52\%) = \$10 + \$5.20 = \$15.20$$

The payment at maturity of $15.20 per $10 principal amount Security represents a total return on the principal amount of 52.00%.

Example 2: As of the Final Valuation Date, all Reference Currencies strengthen against the U.S. dollar. (This occurs when the Ending Spot Rate decreases from the Starting Spot Rate, reflecting a fewer number of units of the Reference Currency per U.S. dollar.)

Step 1: Calculate the Reference Currency Return for each of the Reference Currencies.

Reference Currency	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Hypothetical Reference Currency Return
BRL	2.00	1.00	50.00%
RUB	32.00	12.80	60.00%
INR	55.00	19.25	65.00%
CNY	6.35	2.8575	55.00%

The Reference Currency Return for each Reference Currency is calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

Step 2: Calculate the Ending Basket Level.

The Ending Basket Level is calculated as follows:

$$100 \times [1 + (50.00\% \times 25\%) + (60.00\% \times 25\%) + (65.00\% \times 25\%) + (55.00\% \times 25\%)] = 157.50$$

Step 3: Calculate the Basket Return.

The Basket Return is calculated as follows:

(Ending Basket Level – Starting Basket Level) / Starting Basket Level = (157.50 – 100) / 100 = 57.50%

Step 4: Calculate the payment at maturity.

Because the Basket Return of 52.50% is positive, JPMorgan Chase will pay a payment at maturity calculated as follows per $10 principal amount Security:

$10 + ($10 × Digital Return)
$10 + ($10 × 52%) = $10 + $5.20 = $15.20

The payment at maturity of $15.20 per $10 principal amount Security represents a total return on the principal amount of 52.00%.

Example 3: As of the Final Valuation Date, three of the Reference Currencies strengthen against the U.S. dollar (this occurs when the Ending Spot Rate decreases from the Starting Spot Rate, reflecting a fewer number of units of the Reference Currency per U.S. dollar) and one of the Reference Currencies weakens against the U.S. dollar (this occurs when the Ending Spot Rate increases from the Starting Spot Rate, reflecting a greater number of units of the Reference Currency per U.S. dollar).

Step 1: Calculate the Reference Currency Return for each of the Reference Currencies.

Reference Currency	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Hypothetical Reference Currency Return
BRL	2.00	2.60	-30.00%
RUB	32.00	30.72	4.00%
INR	55.00	52.80	4.00%
CNY	6.35	6.096	4.00%

The Reference Currency Return for each Reference Currency is calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

Step 2: Calculate the Ending Basket Level.

The Ending Basket Level is calculated as follows:

100 × [1 + (-30.00% × 25%) + (4.00% × 25%) + (4.00% × 25%) + (4.00% × 25%)] = 95.50

Step 3: Calculate the Basket Return.

The Basket Return is calculated as follows:

(Ending Basket Level – Starting Basket Level) / Starting Basket Level = (95.50 – 100) / 100 = -4.50%

Step 4: Calculate the payment at maturity.

Because the Basket Return of -4.50% is negative but the Ending Basket Level of 95.50 is greater than or equal to the Trigger Level of 85, JPMorgan Chase will pay a payment at maturity equal to $10 per $10 principal amount security for a total return on the principal amount of 0.00%.

Example 4: As of the Final Valuation Date, all Reference Currencies weaken against the U.S. dollar. (This occurs when the Ending Spot Rate increases from the Starting Spot Rate, reflecting a greater number of units of the Reference Currency per U.S. dollar.)

Step 1: Calculate the Reference Currency Return for each of the Reference Currencies.

Reference Currency	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Hypothetical Reference Currency Return
BRL	2.00	2.40	-20.00%
RUB	32.00	44.80	-40.00%
INR	55.00	77.00	-40.00%
CNY	6.35	8.255	-30.00%

The Reference Currency Return for each Reference Currency is calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

Step 2: Calculate the Ending Basket Level.

The Ending Basket Level is calculated as follows:

100 × [1 + (-20.00% × 25%) + (-40.00% × 25%) + (-40.00% × 25%) + (-30.00% × 25%)] = 67.50

Step 3: Calculate the Basket Return.

The Basket Return is calculated as follows:

(Ending Basket Level – Starting Basket Level) / Starting Basket Level = (67.50 – 100) / 100 = -32.50%

Step 4: Calculate the payment at maturity.

Because the Basket Return of -32.50% is negative and the Ending Basket Level of 67.50 is less than the Trigger Level of 85, JPMorgan Chase will pay a payment at maturity that is less than the principal amount calculated as follows per $10 principal amount Security:

$10 + ($10 × Basket Return)
$10 + ($10 × -32.50%) = $10 - $3.25 = $6.75

The payment at maturity of $6.75 per $10 principal amount Security represents a total return on the principal amount of -32.50%.

Example 5: As of the Final Valuation Date, two of the Reference Currencies weaken against the U.S. dollar. (This occurs when the Ending Spot Rate increases from the Starting Spot Rate, reflecting a greater number of units of the Reference Currency per U.S. dollar) and two of the Reference Currencies strengthen against the U.S. dollar (this occurs when the Ending Spot Rate decreases from the Starting Spot Rate, reflecting a fewer number of units of the Reference Currency per U.S. dollar).

Step 1: Calculate the Reference Currency Return for each of the Reference Currencies.

Reference Currency	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Hypothetical Reference Currency Return
BRL	2.00	2.60	-30.00%
RUB	32.00	48.00	-50.00%
INR	55.00	52.25	5.00%
CNY	6.35	5.715	10.00%

The Reference Currency Return for each Reference Currency is calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

Step 2: Calculate the Ending Basket Level.

The Ending Basket Level is calculated as follows:

100 × [1 + (-30.00% × 25%) + (-50.00% × 25%) + (5.00% × 25%) + (10.00% × 25%)] = 83.75

Step 3: Calculate the Basket Return.

The Basket Return is calculated as follows:

(Ending Basket Level – Starting Basket Level) / Starting Basket Level = (83.75 – 100) / 100 = -16.25%

Step 4: Calculate the payment at maturity.

Because the Basket Return of -16.25% is negative and the Ending Basket Level of 83.75 is less than the Trigger Level of 85, JPMorgan Chase will pay a payment at maturity that is less than the principal amount calculated as follows per $10 principal amount Security:

$10 + ($10 × Basket Return)
$10 + ($10 × -16.25%) = $10 – 1.625 = $8.375

The payment at maturity of $8.375 per $10 principal amount Security represents a total return on the principal amount of -16.25%.

The hypothetical returns and hypothetical payments on the Securities shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Performance of the Reference Currencies

The first four graphs below show the historical daily performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (*i.e.*, the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this free writing prospectus as the exchange rate) as shown on Bloomberg Financial Markets, from January 2, 2002 through August 9, 2012. The exchange rates of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on August 9, 2012 were 2.0139, 31.6642, 55.1650 and 6.3603, respectively. The Spot Rates of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi relative to the U.S. dollar on August 9, 2012, determined in the manner set forth under "Indicative Terms — Spot Rates" in this free writing prospectus, were 2.0182, 31.5758, 55.1715 and 6.3387, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Returns. **The level of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar, which is reflected in declining Spot Rates. The level of the Basket, and thus the Basket Return, decreases when the individual Reference Currencies depreciate in value against the U.S. dollar, which is reflected in increasing Spot Rates.**

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets, which is not the source for the Spot Rates. The Spot Rates are determined in the manner set forth under "Indicative Terms — Spot Rates" in this free writing prospectus.


Historical Performance of the Brazilian Real Relative to the U.S. Dollar
Brazilian Reais per U.S. Dollar
BRL Weakens
BRL Strengthens
Source: Bloomberg


Historical Performance of the Russian Ruble Relative to the U.S. Dollar
Russian Ruble per U.S. Dollar
RUB Weakens
RUB Strengthens
Source: Bloomberg


Historical Performance of the Indian Rupee Relative to the U.S. Dollar
Indian Rupees per U.S. Dollar
INR Weakens
INR Strengthens
Source: Bloomberg


Historical Performance of the Chinese Renminbi Relative to the U.S. Dollar
Chinese Renminbi per U.S. Dollar
CNY Weakens
CNY Strengthens
Source: Bloomberg

The final graph below shows the daily hypothetical performance of the Basket from January 2, 2002 through August 9, 2012, assuming that the Basket Closing Level on January 2, 2002 was 100 and that the exchange rates of each Reference Currency relative to the U.S. dollar on the relevant dates were the Spot Rates on those dates and each of the Reference Currencies were equally weighted in the Basket. The exchange rates and the hypothetical historical daily Basket performance data in this graph were determined using the exchange rates reported by Bloomberg Financial Markets for those dates and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages. The hypothetical historical performance of the Basket displayed below is a reflection of the aggregated historical performance of the Reference Currencies as described above.



We have not independently verified any of the data obtained from Bloomberg Financial Markets referenced above. The historical performance of each Reference Currency relative to the U.S. dollar and the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the Trade Date or the Final Valuation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and containing the final pricing terms of the Securities. The purchase price of the Securities for brokerage accounts is $10.00 and UBS will receive a commission for sales of the Securities to such brokerage accounts that will not exceed $0.25 per $10 principal amount Security. UBS will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints, JPMS intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-24 of the accompanying product supplement no. 3-I.